                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934



                              Movado Group, Inc.
                          --------------------------
                               (Name of Issuer)



                         Common Stock, $.01 par value
                 --------------------------------------------
                        (Title of Class of Securities)



                                   624580106
                             --------------------
                                (CUSIP Number)

                               Page 1 of 11 pages

---------------------
CUSIP NO.
 624580106
---------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Goldman, Sachs & Co.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                     (a)
                                                         -----
                                                     (b)
                                                         -----
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or place of  Organization

                  New York
--------------------------------------------------------------------------------
Number of       5    Sole Voting Power
Shares
Beneficially               0
                ---------------------------------
Owned By        6    Shared Voting Power
Each
Reporting               614,200
                ---------------------------------
Person With     7    Sole Dispositive Power

                           0
                ---------------------------------
                8    Shared Dispositive Power

                        614,200
                ---------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        614,200
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

        17.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person

        BD-PN-IA
--------------------------------------------------------------------------------

                               Page 2 of 11 pages
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---------------------
CUSIP NO.
 624580106
---------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Goldman Sachs Group, L.P.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                     (a)
                                                        -----
                                                     (b)
                                                        -----
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       5    Sole Voting Power
Shares
Beneficially             0
                -----------------------------------
Owned By        6    Shared Voting Power
Each
Reporting                614,200
                -----------------------------------
Person With     7    Sole Dispositive Power

                         0
                -----------------------------------
                8    Shared Dispositive Power

                         614,200
                -----------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        614,200
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

        17.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person

        HC-PN
--------------------------------------------------------------------------------

                               Page 3 of 11 pages
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---------------------
CUSIP NO.
 624580106
---------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Goldman Sachs Equity Portfolios, Inc. on behalf
     Goldman Sachs Small Cap Equity Fund

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                     (a)
                                                         -----
                                                     (b)
                                                         -----
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or place of Organization

        Maryland
--------------------------------------------------------------------------------
Number of       5      Sole Voting Power
Shares
Beneficially               0
Owned By        -----------------------------------
Each            6      Shared Voting Power
Reporting
Person With                541,600
                -----------------------------------
                7      Sole Dispositive Power

                           0
                -----------------------------------
                8      Shared Dispositive Power

                           541,600
                -----------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          541,600
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

          15.7%
--------------------------------------------------------------------------------
12.  Type of Reporting Person

          IC
--------------------------------------------------------------------------------

                               Page 4 of 11 pages
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     Item 1(a).  Name of Issuer:
                 Movado Group, Inc.

     Item 1(b).  Address of Issuer's Principal Executive Offices:
                 125 Chubb Avenue
                 Lyndhurst, NJ  07071

     Item 2(a).  Names of Persons Filing:
                 The Goldman Sachs Group, L.P. and  Goldman, Sachs & Co.
                 and Goldman Sachs Equity Portfolios, Inc. on behalf of GS Small Cap Equity Fund

     Item 2(b). Address of Principal Business Office or, if None, Residence: for the Goldman Sachs Group, L.P. and Goldman, Sachs & Co.:
                 85 Broad Street, New York, NY   10004
                 for Goldman Sachs Equity Portfolios, Inc.:
                 1 New York Plaza, New York, NY 10004

     Item 2(c).  Citizenship:
                 The Goldman Sachs Group, L.P. - Delaware
                 Goldman, Sachs & Co. - New York
                 Goldman Sachs Equity Portfolios, Inc. - Maryland

     Item 2(d).  Title and Class of Securities:
                 Common Stock, $.01 par value

     Item 2(e).  CUSIP Number:
                 624580106

     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a).X Broker or dealer registered under Section 15 of the Act, Goldman, Sachs & Co.

           (b). Bank as defined in Section 3(a)(6) of the Act,

           (c). Insurance Company as defined in Section 3(a)(19) of the Act,

           (d).X Investment Company registered under Section 8 of the Investment Company Act,
                     Goldman Sachs Equity Portfolios, Inc. on behalf of GS Small Cap Equity Fund

                               Page 5 of 11 pages
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           (e).X Investment Adviser registered under Section 203 of the
                 Investment Advisers Act of 1940,
                     Goldman, Sachs & Co.

           (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

           (g).X Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
                     The Goldman Sachs Group, L.P.

           (h). Group, in accordance with Rule 13d-1(b)(ii)(H).


     Item 4.    Ownership.

           (a). Amount beneficially owned:
                See the responses(s) to Item 9 on the attached cover pages(s).

           (b). Percent of class:
                See the response(s) to Item 11 on the attached cover pages(s).

           (c). Number of shares as to which such person has:

                (i).   Sole power to vote or to direct the vote:
                           See the response(s) to Item 5 on the attached cover page(s).

                (ii).  Shared power to vote or direct the vote:
                           See the response(s) to Item 6 on the attached cover page(s).

                (iii). Sole power to dispose or to direct the disposition of:
                           See the response(s) to Item 7 on the attached cover page(s).

                (iv).  Shared power to dispose or to direct the disposition of:
                           See the response(s) to Item 8 on the attached cover page(s).

     Item 5.    Ownership of Five Percent or Less of a Class.
                     Not Applicable

     Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
                     Not Applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                     See Exhibit  (99.2)

                               Page 6 of 11 pages
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     Item 8.    Identification and Classification of Members of the Group.
                     Not Applicable

     Item 9.    Notice of Dissolution of Group.
                     Not Applicable

     Item 10.   Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 7 of 11 pages
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 14, 1997



GOLDMAN SACHS EQUITY PORTFOLIOS,         THE GOLDMAN SACHS GROUP, L.P.
INC. on Behalf of Goldman Sachs Small    By:  The Goldman Sachs Corporation,
Cap Equity Fund                               its general partner

By: /s/ Michael J. Richman               By: /s/ David B. Ford
   ----------------------------------        ---------------------------------
Name:   Michael J. Richman               Name:   David B. Ford
Title:  Secretary                        Title:  Executive Vice President

                                         GOLDMAN, SACHS & CO.

                                         By:/s/ David B. Ford
                                            ----------------------------------
                                         Name:  David B. Ford
                                         Title: Managing Director

                               Page 8 of 11 pages
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                               INDEX TO EXHIBITS



Exhibit No.    Exhibit
-----------    -------

  99.1 Joint Filing Agreement, dated February 14, 1997, between The Goldman Sachs Group, L.P., Goldman, Sachs & Co. and Goldman Sachs Equity Portfolios, Inc. on behalf of GS Small Cap Equity Fund

  99.2         Item 7 Information

                               Page 9 of 11 pages